UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of ____July 2008_______

Commission File Number 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Level 3, 40 Johnston Street, Wellington 6145 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: July 5th 2008	By:	/s/ Thompson Jewell

(Signature)

Thompson Bruce Jewell
	Title:	CEO

Exhibit 99.1

Wellington, New Zealand - 5 July 2008 - Austral Pacific Energy Ltd. (TSX-V: APX; NZSX: APX)

Austral Pacific reports results of A6 Well Drilling and Notification of Waihapa Production Station temporary shut down

The current well program was designed to test additional reserve potential in the greater Cheal area. The locations were chosen, based on the regional 3D seismic data set to have potential for a thick gross sand package, above the regional oil water contact.

Cheal-A6 and A6ST wells were targeting a separate lobe of sand from the main Cheal ‘A’ Pool, the Cheal-A7 well is classified as a step out well targeting an extension to the same pool as the successful Cheal A3 and A4 wells.

The company announces that the Cheal-A6 well reached a total depth of 1930m on June 26th, 2008. The well intercepted an oil bearing MM3 Formation as prognosed at approximately 1818m MD, but the net sand interval was interpreted from electric logs to be some 2 metres thick, thinner than prognosed and sub economic to complete and produce.

The Joint Venture (Austral Pacific Energy Ltd 69.5% and TAG Oil 30.5%) agreed to plug and abandon the MM3 zone in this well bore, set a whipstock plug at 1359m and kick off a side track well to a targeted location approximately 150m to the south of the original A6 penetration.

Cheal-A6ST was drilled to a total depth of 1936m on July 2nd, 2008 and intercepted the targeted MM3 sands as prognosed, well above the regional oil/water contact, but again, while oil charged they were only some 2 meters thick. After evaluation of all subsurface data the Joint Venture has agreed to plug and abandon the A6ST well as a sub-commercial hydrocarbon discovery.

A new whipstock plug will be set in the wellbore and the rig will now commence drilling the Cheal-A7 well from the same surface location.

Commenting upon the result, Mr Jewell Austral CEO said “we were pleased with proving that the oil water contact encompassed a larger Cheal field area but very disappointed that the aggregate sand thickness in this location was too thin to be commercially produced. While we are disappointed in the results in this well we remain confident in the ultimate upside potential of the Cheal field development and the Greater Cheal play trend. We have built well appraisal failures into our overall planning and remain determined to bring success to the JV and shareholders.”

In other news Austral has been informed by Origin that the Waihapa Production Station is being temporarily shut down due to inadequate supplies of gas to the facility from other sources. The Cheal field oil production produces very small volumes of gas; most of which is used to operate the plant and generate electricity into the grid. The minor amounts of residual gas, some 150,000 cubic feet per day, is processed at the Waihapa Production Facility and sold to Vector and carried to market through the Vector gas transmission network system.

As a result of the shut down, Origin has now informed Austral that the processing of raw gas from Cheal into the Waihapa Production Station has been suspended. Origin has proposed an option to allow the Cheal field to continue producing at optimum rates and reinject its spare gas into one of its existing reservoirs. Austral and Origin are working together to formalize an agreement.

Commenting on the Waihapa Production Station shut down Mr Jewell said “access to market for both the gas and oil production from our Cheal field is critically important to the company so we maintain plans to support multiple contingencies. The field is capable of producing up to 1million cu feet of gas per day but currently only 150 thousand cu feet are excess to the Cheal plant operations. Our current production of 420 barrels per day continues.”

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

Phone: Thom Jewell, CEO +64 (4) 495 0880

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions.

See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.